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                                   EXHIBIT 16


[Andersen Letterhead]




Office of the Chief Accountant
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549


February 28, 2002


Dear Sir/Madam,

We have read the first, second, third and fourth paragraphs of Item 4 included in the Form 8-K dated February 9, 2002 (February 11, 2002, as amended) of The Plastic Surgery Company to be filed with the Securities and Exchange Commission and are in agreement with the statements contained therein, except for the Registrant's reason for the dismissal of its certifying accountant discussed in the first paragraph for which we have no basis to agree or disagree.

Very truly yours,

/s/ ARTHUR ANDERSEN LLP

Arthur Andersen LLP

Copy to:  Mr. Adam Romo, Chief Financial Officer, The Plastic Surgery Company